

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2024

Katie Fields
Interim Chief Executive Officer
Akanda Corp.
1a, 1b Learoyd Road
New Romney TN28 8XU , United Kingdom

> **Re: Akanda Corp.**
>   **Registration Statement on Form F-1**
>   **Filed February 20, 2024**
>   **File No. 333-277182**

Dear Katie Fields:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark C. Lee